Exhibit 99.1

Aurora Cannabis Announces Fiscal 2025 First Quarter Results and Delivers Positive Free Cash Flow

  Delivers Positive Free Cash Flow1 of $6.5 Million
  Increases Total Quarterly Net Revenue1 by 12% YoY to $83.4 Million, Record Net Revenue1 of $47.2 Million in Global Medical Cannabis
  Generates Adjusted EBITDA1 of $4.9 Million, a YoY increase of 87%
  Ends the Fiscal Quarter with a Debt-Free Cannabis Business2 and a Cash Position of ~$182 Million

EDMONTON, AB, Aug. 7, 2024 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), a leading Canada-based global medical cannabis company, today announced its financial and operational results for the first quarter fiscal 2025.

"This was a milestone quarter for Aurora, as we delivered strong net revenue1 growth, a substantial increase in adjusted EBITDA1, and positive free cash flow1. Our impressive performance was driven by record net revenue1 in the rapidly growing global medical cannabis segment, and we look forward to building on our achievements in key markets such as Germany, Australia, and the UK throughout fiscal 2025 and beyond. The quarter was further supported by a record contribution from our Bevo plant propagation business, underscoring the strength of our diversified business model," said Chief Executive Officer Miguel Martin.

"The progress we made during the quarter sets a strong foundation for the rest of the fiscal year, and with our continued commitment to operational excellence and strategic growth, we are well-positioned to sustain this positive momentum. Our growth in global medical, the highest margin cannabis segment, alongside our strong balance sheet and ongoing fiscal discipline, are pivotal as we build on our achievement with respect to positive free cash flow," Mr. Martin concluded.

[1] This press release includes certain non-GAAP financial measures, which are intended to supplement, not substitute for, comparable GAAP financial measures. See "Non-GAAP Measures" below for reconciliations of non-GAAP financial measures to GAAP financial measures.
[2] Aurora's only remaining debt is non-recourse debt of $52.4 million relating to Bevo Farms Ltd as detailed in the FY2025 Q1 Financial Statements

First Quarter 2025 Highlights

(Unless otherwise stated, comparisons are made between fiscal Q1 2025, Q4 2024, and Q1 2024 results and are in Canadian dollars)

Consolidated Revenue and Adjusted Gross Profit:
Total net revenue1 was $83.4 million, as compared to $74.7 million in the prior year period. The 12% increase from the prior period was mainly due to 13% growth in our global medical cannabis business and 16% growth in our plant propagation business, slightly offset by lower quarterly revenue in our consumer cannabis.

Consolidated adjusted gross margin before fair value adjustments1 was 43% in Q1 2025 and 44% in the prior year quarter. Adjusted gross profit before FV adjustments1 was $36.0 million in Q1 2025 vs $32.6 million in the prior year quarter, an increase of 10%.

Medical Cannabis:
Medical cannabis net revenue1 was $47.2 million, a 13% increase from the prior year quarter, delivering 57% of Aurora's Q1 2025 consolidated net revenue1 and 91% of adjusted gross profit before fair value adjustments1.

The increase in net revenue1 of $5.6 million was primarily due to higher sales to Australia and a steady increase in sales in Canada to insurance covered patients and larger basket sizes.

Adjusted gross margin before fair value adjustments1 on medical cannabis net revenue reached 69% for the three months ended June 30, 2024, compared to 61% in the prior year quarter. Our target range is 60% and above. The adjusted gross margins before fair value adjustments improved through sustainable cost reductions, higher selling prices in Australia, and improved efficiency in production operations, including sourcing for Europe from Canada due to the closure of the Aurora Nordic production facility.

Consumer Cannabis:
Aurora's consumer cannabis net revenue1 was $11.5 million, a 10% decrease compared to $12.8 million in the prior year quarter. The decrease was due to our decision to prioritize the supply of our GMP manufactured products to our high margin international business rather than the consumer business, which offers lower margins.

Adjusted gross margin before fair value adjustments1 on consumer cannabis net revenue1 was 24%, decreasing from 26% compared to the prior year quarter. The decrease from the prior year comparative quarter is largely due to higher margin product sales.

Plant Propagation:
Plant propagation net revenue1 was wholly comprised of the Bevo business, and contributed $23.1 million of net revenue1, a 16% increase compared to $19.9 million in the prior year quarter. The increase was a result of organic growth and increased product offerings. Historically, approximately 65-75% of plant propagation revenue and up to 80% of EBITDA has been earned in the first half of the calendar year.

Adjusted gross margin before fair value adjustments1 on plant propagation revenue was 18% for Q1 2025 and 22% for the prior year quarter. The fluctuations in the plant propagation adjusted gross margin before fair value adjustments is due to changes in product mix and a prolonged Spring season in the current quarter.

Selling, General and Administrative ("SG&A"):
Adjusted SG&A1 was $31.4 million in Q1 2025, which excludes $4.9 million of business transformation costs. Adjusted SG&A1 is likely to remain above our previous target of $30 million due to the incremental SG&A following the acquisition of MedReleaf Australia.

Adjusted R&D1, was $1.0 million in Q1 2025, which is relatively consistent as compared to the prior year quarter at $1.1 million. Our investment in R&D and product innovation is partly opportunistic, as such these costs will vary quarter over quarter and year over year.

Net Income (Loss):
Net income from continuing operations for the three months ended June 30, 2024 was $4.8 million compared to net loss of $20.2 million for the prior year period.

Adjusted EBITDA:
Adjusted EBITDA1 increased 87%to $4.9 million for the three months ended June 30, 2024 compared to $2.6 million for the prior year quarter.

Fiscal Q2 2025 Expectations:
We expect to see continued strong net revenue and adjusted gross margins across our cannabis business, supported by net revenue1 growth in Europe and Australia.

For plant propagation, we expect to see seasonally reduced revenues and gross profit in Q2 2025 that will be in line with historical performance as 25% – 35% of revenues are normally earned in the second half of a calendar year.

Positive adjusted EBITDA is expected to continue while free cash flow is anticipated to be negatively impacted by several significant annual and one-time cash payments that typically occur in Q2 2025.

Key Quarterly Financial Results

	Three months ended
($ thousands, except Operational Results)	June 30, 2024	March 31, 2024(4)	$ Change	% Change	June 30, 2023(4)	$ Change	% Change
Financial Results
Net revenue (1)(2a)	$83,435	$67,411	$16,024	24%	$74,732	$8,703	12%
Medical cannabis net revenue (1)(2a)	$47,201	$45,648	$1,553	3%	$41,615	$5,586	13%
Consumer cannabis net revenue (1)(2a)	$11,533	$10,233	$1,300	13%	$12,842	($1,309)	(10%)
Plant propagation revenue	$23,081	$10,416	$12,665	122%	$19,904	$3,177	16%
Adjusted gross margin before FV adjustments on total net
revenue (2b)	43%	50%	N/A	(7%)	44%	N/A	(1%)
Adjusted gross margin before FV adjustments on cannabis
net revenue (2b)	53%	54%	N/A	(1%)	52%	N/A	1%
Adjusted gross margin before FV adjustments on medical
cannabis net revenue (2b)	69%	66%	N/A	3%	61%	N/A	8%
Adjusted gross margin before FV adjustments on
consumer cannabis net revenue (2b)	24%	16%	N/A	8%	26%	N/A	(2%)
Adjusted gross margin before FV adjustments on plant propagation net revenue (2b)	18%	25%	N/A	(7%)	22%	N/A	(4%)
Adjusted SG&A expense(2d)	$31,396	$31,351	$45	0%	$29,033	$2,363	8%
Adjusted EBITDA (2c)	$4,887	$2,319	$2,568	111%	$2,619	$2,268	87%
Free cash flow (2e)	$6,490	($21,866)	$28,356	(130%)	($11,686)	$18,176	(156%)
Balance Sheet
Working capital (2f)	$322,563	$301,985	$20,578	7%	$192,201	$130,362	68%
Cannabis inventory and biological assets (3)	$173,197	$148,112	($62,672)	(42%)	$100,846	($15,406)	(15) %
Total assets	$838,689	$838,673	$16	0%	$832,188	$6,501	1%

(1)	Includes the impact of actual and expected product returns and price adjustments (Q1 2025 – nil; Q1 2024 - $0.6 million Q4 2024 – nil).
(2)	These terms are defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of this MD&A. Refer to the following sections for reconciliation of Non-GAAP Measures to the IFRS equivalent measure:
	a.	Refer to the "Revenue" and "Cost of Sales and Gross Margin" section for a reconciliation of cannabis net revenue to the IFRS equivalent.
	b.	Refer to the "Adjusted Gross Margin" section for reconciliation to the IFRS equivalent.
	c.	Refer to the "Adjusted EBITDA" section for reconciliation to the IFRS equivalent.
	d.	Refer to the "Operating Expenses" section for reconciliation to the IFRS equivalent.
	e.	Refer to the "Liquidity and Capital Resources" section for a reconciliation to the IFRS equivalent.
	f.	"Working capital" is defined as Current Assets less Current Liabilities as reported on the Company's Consolidated Statements of Financial Position.
(3)	Represents total biological assets and inventory, exclusive of merchandise, accessories, supplies, consumables and plant propagation biological assets.
(4)	Certain previously reported amounts have been adjusted to exclude the results related to discontinued operations.

Conference Call

Aurora will host a conference call today, Wednesday, August 7, 2024, to discuss these results. Miguel Martin, Chief Executive Officer, and Simona King, Chief Financial Officer, will host the call starting at 8:00 a.m. Eastern time | 6:00 a.m. Mountain Time. A question and answer session will follow management's presentation.

DATE:	Wednesday, August 7, 2024
TIME:	8:00 a.m. Eastern Time | 6:00 a.m. Mountain Time
WEBCAST:	Click Here

This weblink has also been posted to the Company's "Investor Info" link at https://www.auroramj.com/investors/ under "Events".

About Aurora Cannabis

Aurora is opening the world to cannabis, serving both the medical and consumer markets across Canada, Europe, Australia and South America. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis, dedicated to helping people improve their lives. The Company's adult-use brand portfolio includes Drift, San Rafael '71, Daily Special, Tasty's, Being and Greybeard. Medical cannabis brands include MedReleaf, CanniMed, Aurora and Whistler Medical Marijuana Co., as well as international brands, Pedanios, Bidiol, IndiMed and CraftPlant. Aurora also has a controlling interest in Bevo Farms Ltd., North America's leading supplier of propagated agricultural plants. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on X and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements regarding the  Company's Q1 FY2025 results, statements under the heading "Fiscal Q2 2025 Expectations", including  as related to net cannabis revenue growth and adjusted gross margins, revenue and gross profit in the plant propagation segment, and expectations for positive adjusted EBITDA and free cash flow, statements regarding the Company's continued commitment to operational excellence and strategic growth, sustained positive momentum, and expectations for SG&A and R&D expenses, as well as those statements regarding the Company's conference call to discuss results.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and nongovernment consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated June 20, 2024 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedarplus.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

The Company's AIF, MD&A and annual financial statements, which have been filed on SEDAR+ and with the SEC, are also available on the Company's website www.auroramj.com and shareholders may receive hard copies free of charge upon request by contacting aurora@icrinc.com.

Non-GAAP Measures

This news release contains reference to certain financial performance measures that are not recognized or defined under IFRS (termed "Non-GAAP Measures"). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. Non-GAAP Measures should be considered together with other data prepared in accordance with IFRS to enable investors to evaluate the Company's operating results, underlying performance and prospects in a manner similar to Aurora's management. Accordingly, these non-GAAP Measures are intended to provide additional information and to assist management and investors in assessing financial performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The information included under the heading "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" in the Company's management's discussion and analysis for the fiscal period ended June 30, 2024 (the "MD&A") is incorporated by reference into this news release. The MD&A is available on the Company's issuer profiles on SEDAR+ at www.sedarplus.com and on the SEC's EDGAR website at www.sec.gov.

Net Revenue, Adjusted Gross Profit and Margin

Net revenue, adjusted gross profit before FV adjustments, and adjusted gross margin before FV adjustments are Non-GAAP Measures and can be reconciled with revenue, gross profit and gross margin, the most directly comparable GAAP financial measures, respectively, as follows:

($ thousands)	Medical Cannabis	Consumer Cannabis	Wholesale Bulk Cannabis	Total Cannabis	Plant Propagation	Total
Three months ended June 30, 2024
Gross revenue	50,121	17,215	1,620	68,956	23,081	92,037
Excise taxes	(2,920)	(5,682)	—	(8,602)	—	(8,602)
Net revenue (1)	47,201	11,533	1,620	60,354	23,081	83,435
Non-recurring net revenue adjustments (2)(4)(5)	—	—	—	—	(369)	(369)
Adjusted net revenue	47,201	11,533	1,620	60,354	22,712	83,066
Cost of sales	(16,902)	(10,557)	(6,212)	(33,671)	(19,639)	(53,310)
Depreciation	1,705	1,041	612	3,358	1,022	4,380
Inventory impairment and non-recurring costs included in
cost of sales (2)(5)	800	733	431	1,964	(118)	1,846
Adjusted gross profit (loss) before FV adjustments (1)	32,804	2,750	(3,549)	32,005	3,977	35,982
Adjusted gross margin before FV adjustments (1)	69%	24%	(219%)	53%	18%	43%
Three months ended March 31, 2024(7)
Gross revenue	48,466	15,240	1,114	64,820	10,416	75,236
Excise taxes	(2,818)	(5,007)	—	(7,825)	—	(7,825)
Net revenue(1)	45,648	10,233	1,114	56,995	10,416	67,411
Non-recurring revenue adjustments (4,5)	—	—	—	—	$ (192)	(192)
Adjusted net revenue	45,648	10,233	1,114	56,995	10,224	67,219
Cost of sales	(20,795)	(11,682)	(2,686)	(35,163)	(8,327)	(43,490)
Depreciation	2,262	1,195	284	3,741	660	4,401
Inventory impairment, non-recurring, out-of-period, and
market development costs included in cost of sales (2)(3)(4)(5)(6)	2,985	1,842	438	5,265	42	5,307
Adjusted gross profit (loss) before FV adjustments (1)	30,100	1,588	(850)	30,838	2,599	33,437
Adjusted gross margin before FV adjustments (1)	66%	16%	(76%)	54%	25%	50%
Three months ended June 30, 2023(7)
Gross revenue	43,872	17,051	371	61,294	19,904	81,198
Excise taxes	(2,257)	(4,209)	—	(6,466)	—	(6,466)
Net revenue(1)	41,615	12,842	371	54,828	19,904	74,732
Non-recurring net revenue adjustments (4)	(598)	(249)	—	(847)	—	(847)
Adjusted net revenue	41,017	12,593	371	53,981	19,904	73,885
Cost of sales	(24,390)	(15,970)	(822)	(41,182)	(18,951)	(60,133)
Depreciation	2,776	1,643	85	4,504	870	5,374
Inventory impairment, and non-recurring adjustments
included in cost of sales (2)(4)(5)	5,692	5,010	242	10,944	2,501	13,445
Adjusted gross profit (loss) before FV adjustments (1)	25,095	3,276	(124)	28,247	4,324	32,571
Adjusted gross margin before FV adjustments (1)	61%	26%	(33%)	52%	22%	44%

(1)	These terms are Non-GAAP Measures and are note recognized, defined or standardized measures under IFRS. Refer to the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of this MD&A.
(2)	Inventory impairment includes inventory write-downs due to lower of cost or net realizable value adjustments, obsolescence provision adjustments, and inventory destruction.
(3)	Markets under development represents the adjustment for business operations focused on developing international markets prior to commercialization.
(4)	Non-recurring items includes inventory count adjustments resulting from facility shutdowns and abnormal fluctuations in utilities costs in the plant propagation business.
(5)	Non-recurring items includes business transformation costs in connection with the re-purposing and ramp-up of the Company's Sky and Sun facilities.
(6)	Out-of-period adjustments include adjustments to input assumptions related to fair value of biological assets.
(7)	Certain previously reported amounts have been adjusted to exclude the results related to discontinued operations.

Adjusted EBITDA

Adjusted EBITDA is a Non-GAAP Measure and can be reconciled with net income (loss), the most directly comparable GAAP financial measure, as follows:

	Three months ended
($ thousands)	June 30, 2024	March 31, 2024	June 30, 2023
Net income (loss) from continuing operations	4,844	(20,267)	(20,197)
Income tax expense (recovery)	2,857	(711)	96
Other income (expense)	(6,824)	18,719	5,680
Share-based compensation	3,019	3,029	2,281
Depreciation and amortization	6,494	6,296	8,241
Acquisition costs	1,001	2,970	226
Inventory and biological assets fair value and impairment adjustments	(12,348)	(16,940)	(3,404)
Business transformation related charges (1)	4,381	7,539	5,717
Out-of-period adjustments (2)	—	(185)	330
Non-recurring items (3)	1,463	1,869	3,649
Adjusted EBITDA (4)	4,887	2,319	2,619

(1)	Business transformation related charges includes costs related to closed facilities, certain IT project costs, costs associated with the repurposing of Sky, severance and retention costs in connection with the business transformation plan, costs associated with the retention of certain medical aggregators. Some prior period amounts have been adjusted for changes in presentation.
(2)	Out-of-period adjustments reflect adjustments to net loss for the financial impact of transactions recorded in the current period that relate to prior periods. Some prior period amounts have been adjusted for changes in presentation.
(3)	Non-recurring items includes one-time excise tax refunds, non-core adjusted wholesale bulk margins, inventory count adjustments resulting from facility shutdowns and inter-site transfers, litigation and non-recurring project costs.
(4)	Adjusted EBITDA is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of the MD&A. Prior period comparatives were adjusted to include the adjustments for markets under development, business transformation costs, and non-recurring charges related to non-core bulk cannabis wholesales to be comparable to the current period presentation.

Adjusted SG&A

Adjusted SG&A is a Non-GAAP Measure and can be reconciled with sales and marketing and general and administrative expenses, the most directly comparable GAAP financial measure, as follows:

	Three months ended
($ thousands)	June 20, 2024	March 31, 2024	June 30, 2023
Sales and marketing	14,024	14,530	12,670
General and administration	22,524	25,418	21,349
Business transformation costs	(4,868)	(6,862)	(4,063)
Out-of-period adjustments	—	(642)	(330)
Non-recurring costs	(284)	(1,093)	(593)
Adjusted SG&A (1)	31,396	31,351	29,033

(1)	Adjusted SG&A is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of this MD&A.
(2)	Certain previously reported amounts have been adjusted to exclude the results related to discontinued operations.

Free Cash Flow

The table below outlines free cash flow for the periods ended:

	Three months ended
($ thousands)	June 30, 2024	March 31, 2024(2)	June 30, 2023(2)
Cash used in operating activities from continuing operations before changes in non- cash working capital	(1,822)	(10,074)	(13,005)
Changes in non-cash working capital	10,682	(10,335)	3,814
Net cash provided by (used in) operating activities from continuing operations	8,860	(20,409)	(9,191)
Less: maintenance capital expenditures(1)	(2,370)	(1,457)	(2,495)
Free cash flow(1)	6,490	(21,866)	(11,686)

(1)	Maintenance capital expenditures are comprised of costs to sustain facilities, machinery and equipment in working order to support operations and excludes discretionary investments for revenue growth.
(2)	Free cash flow is a Non-GAAP Measure and is not a recognized, defined, or a standardized measure under IFRS. Refer to the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of this MD&A.

Working Capital

Working capital is a Non-GAAP Measure and can be reconciled with total current assets and total current liabilities, the most directly comparable GAAP financial measure, as follows:

	Three months ended
($ thousands)	June 30, 2024	March 31, 2024	June 30, 2023
Total current assets	439,366	426,605	399,311
Total current liabilities	(116,803)	(124,620)	(207,110)
Working capital(1)	322,563	301,985	192,201

(1)	Working capital for the three months ended March 31, 2024 and June 30, 2023 has been adjusted. Refer to discussion under "Liquidity and Capital Resources" section of the MD&A.

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For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:00e 07-AUG-24